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                               February 1, 2022

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Incorporated
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Incorporated
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 19,
2021
                                                            File No. 333-260655

       Dear Mr. Kras:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2022

       Reverse Stock Split, page 4

   1. Here you state that you will effect a reverse stock split of your common stock at a ratio of
                                                        1 for 5 prior to the
effectiveness of the registration statement and that all balances in this registration statement
have been adjusted to give effect to such assumed reverse stock split except for the
financial statements. Please explain to us, and revise to disclose, the approval status of the
reverse stock split. Please also revise to retroactively adjust your financial statements
once the reverse stock split is approved to be effective before the effective date of the
registration statement. Refer to SAB Topic 4C.
 James E. Kras
FirstName LastNameJames  E. Kras
Edible Garden AG Incorporated
Comapany1,NameEdible
February   2022       Garden AG Incorporated
February
Page 2 1, 2022 Page 2
FirstName LastName
Capitalization, page 23

2. Please tell us how you calculated the $7,105 accumulated deficit under the pro forma and pro forma as adjusted columns. Revise if necessary.
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Margaret K. Rhoda, Esq.